
07005055

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


SEC MAIL PROCESSING
RECEIVED
MAR 0 1 2007
WASH. SECTION

SEC FILE NUMBER
8- 10888

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2006** (MM/DD/YY) AND ENDING **December 31, 2006** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Keefe Bruyette + Woods Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

787 Seventh Avenue
(No. and Street)

New York	**New York**	**10019**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Giambrone **(212) 887-6776**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue	**New York**	**New York**	**10154**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 9 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Robert Giambrone**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Keefe, Bruyette & Woods, Inc.**, as of **December 31**, 20**06**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Robert Giambrone
Executive Vice President

Title



Notary Public

BENNET STEINBERG
NOTARY PUBLIC - STATE OF NEW YORK
NO. 02ST5048838
QUALIFIED IN NEW YORK COUNTY
MY COMMISSION EXPIRES SEPT. 5, 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
MAR 3 2007
210
SECTION

KEEFE, BRUYETTE & WOODS, INC.

Statement of Financial Condition

December 31, 2006

(With Independent Auditors' Report Thereon)



KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Board of Directors and Shareholder
Keefe, Bruyette & Woods, Inc.:

We have audited the accompanying statement of financial condition of Keefe, Bruyette & Woods, Inc. (the Company) as of December 31, 2006 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit of a statement of financial condition includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Keefe, Bruyette & Woods, Inc. as of December 31, 2006 in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 28, 2007

KEEFE, BRUYETTE & WOODS, INC.
Statement of Financial Condition
December 31, 2006
(Dollars in thousands except per share amounts)

		2006
Assets		
Cash and cash equivalents	$	22,070
Securities owned, at fair value:		
Equities		101,159
Corporate bonds		78,144
U.S. Government and agency securities		5,959
Mortgage backed securities		24,592
		209,854
Securities not readily marketable, at fair value		20,679
Securities purchased under resale agreements		62,319
Receivables from clearing brokers		181,207
Accounts receivable		19,051
Furniture, equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $16,598		20,317
Other assets		20,123
Total assets	$	555,620
Liabilities and Stockholder's Equity		
Liabilities:		
Payable to clearing broker	$	-
Securities sold under repurchase agreements		84,536
Securities sold, not yet purchased, at fair value:		
Equities		39,407
Corporate bonds		5,082
U.S. Government and agency securities		66,482
		110,971
Accounts payable, accrued expenses, and other liabilities		147,190
Income taxes payable		10,433
Total liabilities		353,130
Stockholder's equity:		
Common stock ($0.01 par value, 10,000 shares authorized, 100 shares issued and outstanding)		-
Retained earnings		202,490
Total stockholder's equity		202,490
Total liabilities and stockholder's equity	$	555,620

See accompanying note to the statement of financial condition.

KEEFE, BRUYETTE & WOODS, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

December 31, 2006

(Dollars in thousands)

(1) Organization and Summary of Significant Accounting Policies

(a) Organization and Basis of Presentation

Keefe, Bruyette & Woods, Inc. (the Company), a regulatory member of the New York Stock Exchange, is principally a broker-dealer in securities and a market-maker in certain financial services' stocks and bonds. The Company's customers are predominantly institutional investors including other brokers and dealers, commercial banks, asset managers, and other financial institutions. The Company is a wholly-owned subsidiary of KBW, Inc.

(b) Clearing Arrangements

The Company has agreements with Pershing, a division of the Bank of New York, and Fortis LLC, whereby Pershing and Fortis LLC clear securities transactions for the Company, carry customers' accounts on a fully disclosed basis, and prepare various records and reports.

(c) Cash and Cash Equivalents

Cash equivalents include investments with an original maturity of three months or less when purchased. Due to the short-term nature of these instruments, carrying value approximates their fair value.

(d) Securities Transactions

Securities transactions, including amounts receivable from clearing brokers, are recorded on a trade-date basis. Securities owned, and securities sold, not yet purchased, are valued at fair value.

(e) Securities not Readily Marketable

Securities not readily marketable represent not readily marketable securities and certain publicly-traded securities held, for long-term proprietary investment purposes. Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market price, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company. Publicly traded investments are valued using quoted market prices. Securities not readily marketable are valued at fair value as determined by management.

(f) Securities Purchased under Resale Agreements and Securities Sold under Repurchase Agreements

Securities purchased under resale agreements and securities sold under repurchase agreements are accounted for as collateralized financing transactions. The liabilities and assets, respectively, which result from these agreements, are recorded in the statement of financial condition at the amounts at which the securities were sold or purchased, respectively. It is the policy of the Company to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate.

The market value of collateral accepted by the Company under resale agreements was $67,254 at December 31, 2006. Such collateral has been subsequently sold or repledged.

(g) Furniture, Equipment and Leasehold Improvements

Furniture and equipment are carried at cost and depreciated on a straight-line basis using estimated useful lives of the related assets, generally two to five years. Leasehold improvements are amortized on a straight-line basis over the lesser of the economic useful life of the improvement or the term of the respective leases.

(h) Fair Value of Financial Instruments

Substantially all of the Company's financial assets and liabilities as defined in Statement of Financial Accounting Standards (SFAS) No. 107, *Disclosures About Fair Value of Financial Instruments* are recorded at fair value or contract amounts that approximate fair value. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Securities owned, securities not readily marketable and securities sold, not yet purchased are stated at fair value. Financial instruments carried at contract amounts include receivables from clearing brokers, payable to clearing broker, securities purchased under resale agreements and securities sold under repurchase agreements.

Fair value of the Company's financial instruments in generally obtained from quoted market prices, broker or dealer price quotations, or alternative pricing methodologies that the Company believes offer reasonable levels of price transparency. To the extent certain financial instruments trade infrequently or are non-marketable securities and, therefore, do not have readily determinable fair values, the Company estimates the fair value of these instruments using various pricing models and the information available to the Company that it deems most relevant. Among the factors considered by the Company in determining the fair value of financial instruments are discounted cash flows, the cost, terms and liquidity of the instrument, the financial condition, operating results and credit ratings of the issuer or underlying company, the quoted market price of publicly traded securities with similar duration and yield and other factors generally pertinent to the valuation of financial instruments.

(i) Income Taxes

Deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates.

(j) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

(Dollars in thousands)

(2) Related Party Transactions

The Company and Keefe, Bruyette & Woods Limited (KBWL), an affiliate, have entered into an agreement whereby the Company provides for a payment to KBWL based on KBWL's expenses plus five percent. The agreement also provides that a payment to the Company be made by KBWL when KBWL's revenues exceed its expenses by five percent. The amount payable to affiliates of the Company of $1,559 at December 31, 2006 is included in other liabilities.

(3) Deferred Taxes

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 2006 were as follows:

		2006
Deferred tax assets:		
Compensation and benefits	$	5,103
Total deferred tax assets		5,103
Deferred tax liabilities:		
Accumulated depreciation and amortization of furniture, equipment and leasehold improvements		(1,768)
Investments		(2,837)
Total deferred tax liabilities		(4,605)
Net deferred tax assets	$	498

Management believes that realization of the deferred tax asset is more likely than not based on reversing taxable temporary differences and anticipated future taxable income. Therefore, no valuation allowance has been recorded against deferred tax assets at December 31, 2006.

(4) Net Capital Requirement

The Company, as a registered broker-dealer in securities, is subject to the net capital requirements of the New York Stock Exchange (NYSE) and the Securities and Exchange Commission's (SEC) Uniform Net Capital Rule (Rule 15c3-1). Rule 15c3-1 requires the maintenance of minimum net capital and requires that the ratios of aggregate indebtedness to net capital, both as defined, shall not exceed fifteen to one. The NYSE and the SEC also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum capital requirements are not met.

At December 31, 2006, the Company's regulatory net capital and excess net capital were $99,747, and $89,239, respectively.

(Dollars in thousands)

(5) Commitments and Contingencies

(a) Leases

The Company leases its headquarters and other office locations under noncancelable lease agreements which expire between 2007 and 2016. Such agreements contain escalation clauses and provide that certain operating costs be paid by the Company in addition to the minimum rentals.

Future minimum lease payments as of December 31, 2006 are as follows:

		Lease payments
Year:		
2007	$	10,524
2008		10,008
2009		9,717
2010		9,623
2011		9,606
Thereafter		46,148
	$	95,626

(b) Litigation

In the ordinary course of business, the Company may be a defendant or co-defendant in legal actions. It is the opinion of management, after consultation with counsel, that the resolution of all known actions will not have a material effect on the financial position of the Company.

(6) Financial Instruments with Off-Balance-Sheet Risk

In the normal course of its proprietary trading activities, the Company enters into transactions in financial instruments with off-balance-sheet risk. These financial instruments, primarily options, contain off-balance-sheet risk inasmuch as ultimate settlement of these transactions may have market and/or credit risk in excess of amounts which are recognized in the financial statements. Transactions in listed options are conducted through regulated exchanges, which clear and guarantee performance of counterparties.

Also in connection with its proprietary trading activities, the Company has sold securities that it does not currently own and will, therefore, be obligated to purchase such securities at a future date. The Company has recorded this obligation in the financial statements at market values of the related securities and will incur a trading loss if the market value of the securities increases subsequent to the financial statement date.

(a) Broker-Dealer Activities

The Company clears securities transactions on behalf of customers through its clearing brokers. In connection with these activities, customers' unsettled trades may expose the Company to

(Dollars in thousands)

off-balance-sheet credit risk in the event customers are unable to fulfill their contracted obligations. The Company seeks to control the risk associated with its customer activities by monitoring the creditworthiness of its customers.

(b) Derivative Financial Instruments

The Company's derivative activities consist of writing and purchasing listed equity options as well as futures on interest rate and currency products. These derivatives are acquired for trading purposes and are included in securities owned, at fair value in the accompanying statement of financial condition. As these derivatives are guaranteed by the exchange which such derivatives are transacted on, the respective exchange guarantees the credit risk exposure. If these exchanges completely fail, the maximum loss with respect to purchased options would have been $160 at December 31, 2006. As a writer of options, the Company receives a cash premium at the beginning of the contract period and bears the risk of unfavorable changes in the value of the financial instruments underlying the options. Options written do not expose the Company to credit risk.

In order to measure derivative activity, notional or contract amounts are frequently utilized. Notional contract amounts, which are not included on the statement of financial condition, are used as a basis to calculate contractual cash flows to be exchanged and generally are not actually paid or received.

A summary of the Company's listed options & futures contracts are as follows:

	Current notional amount	Average fair value	End of period fair value
December 31, 2006:			
Purchased options	$ 500	$ 92	$ 160
Written options	$ 400	$ 87	$ 5
Written futures contracts	$ 2,375	$ 1,286	$ 3,460

(7) Concentrations of Credit Risk

As a securities broker and dealer, the Company is engaged in various securities trading and brokerage activities servicing primarily domestic and foreign institutional investors and, to a lesser extent, individual investors. Nearly all of the Company's transactions are executed with and on behalf of institutional investors, including other brokers and dealers, commercial banks, mutual funds, and other financial institutions. The Company's exposure to credit risk associated with the nonperformance of these customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets.

A substantial portion of the Company's marketable securities are common stock and debt of financial institutions. The credit and/or market risk associated with these holdings can be directly impacted by factors that affect this industry such as volatile equity and credit markets and actions of regulatory authorities.

(8) Employee Profit-Sharing and Retirement Plan

The Company has a defined contribution profit-sharing and retirement plan (the Plan) in which all employees are entitled to participate based upon certain eligibility requirements. The Plan also contains a 401(k) portion covering substantially all employees. Employees are permitted within limitations imposed by tax law to make pre-tax contributions to the 401(k) portion. The Company's contribution to the 401(k) portion of the Plan is determined based on three percent of employees' total compensation



KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5

The Board of Directors and Shareholder
Keefe, Bruyette & Woods, Inc.:

In planning and performing our audit of the financial statements of Keefe, Bruyette & Woods, Inc. (the Company) as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.



A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the New York Stock Exchange, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 28, 2007

END